Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main Fax	212.407.4000 212.407.4990

September 19, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Thomas Jones
Erin Purnell

Re:	ECD Automotive Design, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed September 9, 2025 File No. 333-288692

Ladies and Gentlemen:

On behalf of our client, ECD Automotive Design, Inc., a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed on September 9, 2025, contained in the Staff’s letter dated September 15, 2025 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1 filed September 9, 2025

About This Prospectus, page ii

1.  We note your disclosure that the selling securityholders may sell the common stock at an assumed price of $0.1166 per share. Please revise to include this information on the cover page. In addition, we note that your private warrants do not appear to have a recognized and established trading market. Accordingly, please revise to disclose a fixed price at which the selling securityholders will sell these warrants for the duration of the offering or until they are quoted on an exchange or trading market. Refer to Item 501(b)(3) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page ii of Amendment No. 3.

It is not possible to predict the actual number of shares of our Common Stock, if any, we will sell under the EPFA, page 23

2.  We note your response to prior comment 4. Please expand the disclosure in this risk factor to discuss in greater detail the registrant's ability to access the full amount under the EPFA. In this regard, we note the new disclosure on page 4 that if the bid price of the registrant's common stock is at or below $0.10 (the "Trigger Price"), then the registrant may not effect a sale of common stock to the EPFA Investor without the EPFA Investor’s prior written consent.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 23 of Amendment No. 3.

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq, page 25

3.  Please expand the disclosure in this risk factor about Nasdaq delisting to discuss whether and how the offering will affect your ability to regain and/or maintain compliance with the listing rules.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 25 of Amendment No. 3.

Management identified a material weakness in our internal control over financial reporting as of March 31, 2025, page 31

4.  We note your response to prior comment 7. Please reconcile the disclosure in this risk factor about when your Chief Executive Officer and Chief Financial Officer carried out an evaluation of your disclosure controls and procedures with the disclosure on page 84 of your amended Form 10-K filed on August 29, 2025. Also, update the disclosure about the disclosure controls and procedures.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 31 of Amendment No. 3.

ECD's Nasdaq Listing, page 42

5.  We note your response to prior comment 5. Please expand the disclosure in this section to discuss the notice received from Nasdaq on February 5, 2025 about the minimum bid price and the notice received from Nasdaq on February 25, 2025 about the market price of the company's listed securities. Also, discuss in greater detail the "Rule" mentioned in the first two paragraphs of this section. In addition, update the disclosure in the first paragraph on page 42 about the requested appeal before the Nasdaq Hearings Panel and update the disclosure in the second paragraph on page 42 about the hearing scheduled before the Nasdaq Hearings Panel on September 9, 2025.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 42 of Amendment No. 3.

Item 16. Exhibits, page II-9

6.  We note that Exhibit 10.63 links to the form agreement filed with your 8-K on June 23, 2025. Please revise to link to the executed agreement filed with Amendment No. 1 to this S-1 on August 7, 2025.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the link to Exhibit 10.63 of Amendment No. 3.

Please do not hesitate to contact James A. Prestiano of Loeb & Loeb LLP at (212) 407-4831 with any questions or comments regarding this letter.

Sincerely,

/s/ James A. Prestiano
James A. Prestiano
Senior Counsel

cc:	Scott Wallace, CEO ECD Automotive Design, Inc.
David J. Levine, Esq.

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